Exhibit 99.1

Press Release

Vereniging AEGON
Postbus 202
2501 CE Den Haag

VERENIGING AEGON ENTERS INTO NEW REVOLVING FINANCING FACILITY

The Hague, 28 April 2005 - Vereniging AEGON today announced it entered into a new five year committed revolving financing facility with a group of banks. The facility consists of an equity repurchase facility (the “Repo Facility”) and a repo back-up facility (The “Back-up Facility”) and both have an available amount of EUR 1,650,000,000. The Repo Facility will be available for repurchase transactions using AEGON N.V. common shares that are owned by the Vereniging. The Back-up Facility will be available subject to certain conditions and is principally intended to make certain cash payments under the Repo Facility that will be required if the value of the common shares subject to the Repo Facility is insufficient to meet certain customary requirements. The aggregate amounts outstanding under the repo and back-up facilities will not exceed EUR 1,650,000,000.

The new financing facility does not contain provisions that will have consequences for the shareholdings of Vereniging AEGON as a result of developments of the AEGON share price. The new facility replaces an existing repo facility of EUR 1,720,000,000 and a backup facility of EUR 1,032,000,000, which had original maturity dates in September 2005.

Both in 2001 and 2002 Vereniging AEGON entered into total return swaps with AEGON N.V. that allowed AEGON N.V. to hedge the employee- and management stock option plans for the respective years. In addition, Vereniging AEGON announces that they agreed the early termination of these total return swaps with AEGON N.V. in accordance with the terms and conditions of the contract

Vereniging AEGON is the continuation of the former mutual insurer AGO. The objective of the Vereniging is the balanced representation the direct and indirect interests of AEGON N.V. and the companies with which AEGON N.V. forms a group, insured parties, employees, shareholders and other relations of these companies. The Vereniging endeavors to achieve this by holding shares in the capital of AEGON N.V. and exercising the attributable voting rights. The Vereniging’s revenue consists of the yields from these shares. The Vereniging’s revenues consist of the yields from these shares. At the 31st of December 2004 the Vereniging owned about 172 million ordinary shares AEGON, 212 million preferred shares A and 17 million preferred shares B.

Finally, the Vereniging announces that during the General Members’ Meeting held on 15 April 2005, Mr. H. Muller (1942) and Mr. H.P. Spruijt (1949) joined as members of the Vereniging. Mr. J.van Hes and Mr. P.M. van der Laan stepped down as members due to reaching the statutory age limit.

For further Information:

Secretary Vereniging AEGON
Tel:	+31 70 344 8288
Email:	Secretariaat@VerenigingAEGON.nl